SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company, with authorized capital

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 20, 2009

1. DATE, TIME AND PLACE: March 20, 2009, at 6:00 p.m., at Av. Roque Petroni Junior, 1464, 6th floor, Morumbi, São Paulo - SP.

2. CHAIRMAN AND SECRETARY: Luis Miguel Gilpérez López – Chairman of the meeting; Breno Rodrigo Pacheco de Oliveira – Secretary of the meeting.

3. ATTENDANCE: The meeting initiated with the attendance of the members of the Board of Directors representing the necessary quorum, as provided in the Bylaws of the Company.

4. AGENDA AND RESOLUTIONS:

Mr. Luis Miguel Gilpérez López, President of the Board of Directors, clarified that the meeting had the purpose of discussing and resolving about the proposal of a corporate restructuring aiming the merger of shares of Telemig Celular S.A. (“TC”) into Telemig Celular Participações S.A. (“TCP”) and of TCP into the Company, for the conversion of TC into a wholly-owned subsidiary of TCP and of TCP into a wholly-owned subsidiary of the Company (“Corporate Restructuring”).

The Chairman also clarified that the purpose of the Corporate Restructuring is to simplify the current organizational structure that currently comprises three publicly-held companies, two of them with ADRs traded abroad. The simplified structure will reduce administrative costs and allow the shareholders of the Companies to participate in one company with shares traded in the Brazilian and International stock exchanges increasing liquidity and facilitating the unification, standardization and the rationalization of the general administration of the businesses. The Corporate Restructuring will be done in a way that will not change the control of the companies involved.

After clarifications and presentation of the proposal by the Board of Officers, the members of the Board of Directors, by unanimous votes, have resolved to authorize the commencement of the Corporate Restructuring, ad referendum of the general shareholders’ meeting of the Company.

SIGNATURES: Luis Miguel Gilpérez López – President of the Board of Directors; Shakhaf Wine, Vice-President of the Board of Directors; Luis Miguel da Fonseca Pacheco de Melo (Director represented by Shakhaf Wine), Rui Manuel de M. D’Espiney Patrício (Director represented by Shakhaf Wine), Félix Pablo Ivorra Cano, Ignácio Aller Mallo (Director represented by Luis Miguel Gilpérez López); José Guimarães Monforte, Luiz Kaufmann,  Carlos Manuel Mendes Fidalgo Moreira da Cruz (Director represented by Shakhaf Wine) and Antonio Gonçalves de Oliveira members of the Board; and Breno Rodrigo Pacheco de Oliveira - Secretary.

The present certificate is a true and correct copy of the minutes of the extraordinary meeting of the Board of Directors, held on March 20, 2009 drawn up in the proper corporate book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the meeting- OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2009

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.